FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2011

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or “the Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporation Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2011 and the major changes from the previous financial year. As describe in Note 1 to the condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2011, Canadian Generally Accepted Accounting Principles (“GAAP”), which were previously used in preparing the consolidated financial statements, were replaced on the adoption of International Financial Reporting Standards (“IFRS”) on January 1, 2011. The Corporation’s condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2011 have therefore been prepared in accordance with IFRS, and particularly IAS 34. Comparative figures for 2010 have also been restated.

In recent years, the United States Securities and Exchange Commission (“the Commission”) has also adopted rules and regulations that permit foreign private issuers to include, in their filings with the Commission, financial statements prepared in accordance with IFRS without reconciliation to generally accepted accounting principles as used in the United States, and, in this regard, such reconciliation is no longer included in the Corporation’s consolidated financial statements.

All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2010 (Form 20F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. It should also be read in conjunction with the additional information and details on the adjustments to the 2010 comparative financial figures related to adoption of IFRS, as described in note 15 to the condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2011.

During the second quarter of 2011, some of the special-interest portals were transferred from the News Media segment to the Telecommunications segment. The Corporation’s segmented financial data for prior periods have therefore been restated to reflect the change.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2011

➢	Quebecor Media’s sales increased by $44.9 million (4.6%) to $1.01 billion in the third quarter of 2011, mainly because of sustained growth in the Telecommunications segment.

➢

Net increase of 168,700 revenue-generating units,[1] the strongest quarterly growth since the acquisition of Videotron Ltd. (“Videotron”) by Quebecor Media in 2000 and a 79.9% increase over the growth recorded in the same quarter of 2010. The substantial increase was due, among other things, to the effective strategy of marketing bundled services, including mobile telephone service, at a time when over-the-air analog television broadcasting was ending.

•

Net increase of 43,500 cable television customers, including a 77,700-subscriber increase for the digital service, the strongest quarterly growth for cable television since March 1999 and strongest growth for the digital service since it was launched;

[1]	The sum of cable television, Internet access and cable telephone service subscriptions, plus subscriber connections to the mobile telephone service.

•	Net increase of 39,900 customers for the cable Internet access service, the largest increase in the last three years;

•	Net increase of 37,800 customers for the cable telephone service, the largest increase in the last two years;

•	Net increase of 47,500 subscriber connections for the mobile telephone service, the largest quarterly increase since the service was launched.

➢	As of September 30, 2011, there were 253,900 subscriber connections to Videotron’s 4G network, including 181,200 new connections and 72,700 migrations from the mobile virtual network operator (“MVNO”) service. At September 30, 2011, Videotron’s 4G network was available to more than six million people in Québec and eastern Ontario.

➢	The Telecommunications segment’s operating income increased by $10.9 million (4.1%) in the third quarter of 2011, despite additional operating costs generated by the new mobile telephone service.

➢	According to the NADbank 2010/11 survey for the September 2010 to June 2011 period, Le Journal de Montréal has a weekly readership of 1,194,400, which is 371,600 more than its closest competitor. Readership of the Journal increased 16% in the 18-24 age group. Also according to the NADbank 2010/11 survey, the free daily 24 heures added 45,000 readers, an 8.1% increase from the previous survey. 24 heures now has a weekly readership of 599,600, its best performance in 10 years.

➢	On August 31, 2011, Quebecor Media Network Inc. (“Quebecor Media Network”) launched Le Sac Plus. In addition to distributing all Quebecor Media community newspapers, the Le Sac Plus door-knob bag contains advertising materials such as flyers, leaflets, product samples and other value-added promotions every week. Quebecor Media Network has also signed an agreement with the Jean Coutu Group (PJC) Inc. pharmacy chain to distribute its flyers in Le Sac Plus, starting October 5, 2011. The flyers are already being printed by Quebecor Media Printing Inc. under a contract announced in the second quarter of 2011, illustrating the complementary nature of the News Media segment’s multiproduct offerings.

➢

On September 12, 2011, TVA Group Inc. (“TVA Group”) launched the TVA Sports channel, which carries Ottawa Senators, Toronto Blue Jays, Montréal Impact, InterBox, Ultimate Fighting Championship® (UFC), Quebec Major Junior Hockey League and Canadian Hockey League events, among others.

➢	On September 12, 2011, Nurun Inc. (“Nurun”) announced the acquisition of a digital communications agency located in San Francisco, California, that has a multidisciplinary team of more than 60 employees with expertise in brand promotion and interactive product development. Its customer list includes companies such as Google, Electronic Arts, Tesla Motors and Sony Electronics.

➢	Finally, Quebecor will implement its business plan for management of the multipurpose arena, which is to be operational by September 2015, following the signing of final agreements with Québec City in early September, 2011. Quebecor reiterates its goal of acquiring a National Hockey League franchise for the facility, as well as presenting major events and shows in the venue.

IFRS MEASURE

Operating Income

In its analysis of operating results, the Corporation uses operating income, as reported in its condensed consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results and the results of its operating segments. This measure is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. Operating income is defined as an additional IFRS measure.

Previously, under Canadian GAAP, operating income was a non-GAAP measure. The Corporation defined operating income as net income in accordance with Canadian GAAP before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, gain (loss) on debt refinancing, income tax, and net income attributable to non-controlling interest.

Operating income as used by the Corporation may not be the same as similarly titled measures reported by other companies.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and acquisitions of intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows from segment operations (see “Cash Flows from Segment Operations” above), minus cash interest payments and cash charges for restructuring of operations, impairment of assets and other special items, plus or minus current income tax expenses, other receipts (disbursements), and the net change in non-cash balances related to operations. We use free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 1 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by its operating activities reported to the condensed consolidated financial statements.

Table 1

Reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Free cash flows from continuing operating activities (see Table 2)	$152.5	$89.5	$75.1	$174.4
Additions to property, plant and equipment	208.7	190.6	578.2	485.6
Additions to intangible assets	21.4	21.2	60.3	65.6
Proceeds from disposal of assets[1]	(2.5)	(2.3)	(7.5)	(49.6)

Cash flows provided by operating activities	$380.1	$299.0	$706.1	$676.0

[1]	2010 year-to-date figures include the sale of certain tangible assets in the News Media segment.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephone and mobile telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephone and mobile telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2011/2010 third quarter comparison

Revenues: $1.01 billion, an increase of $44.9 million (4.6%).

•	Revenues increased in Telecommunications ($55.4 million or 10.0% of segment revenues) and in Interactive Technologies and Communications ($7.5 million or 33.5%).

•	Revenues decreased in Broadcasting ($5.0 million or -5.3%), Leisure and Entertainment ($3.8 million or -4.9%) and News Media ($3.3 million or -1.4%).

Operating income: $322.1 million, a decrease of $9.4 million (-2.8%).

•	Operating income increased in Telecommunications ($10.9 million or 4.1% of segment operating income) and Interactive Technologies and Communications ($2.0 million or 166.7%).

•	Operating income decreased in Broadcasting ($10.1 million or -77.1%), News Media ($8.9 million or -23.4%) and Leisure and Entertainment ($0.8 million or -6.5%).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.0 million favourable variance in the stock-based compensation charge in the third quarter of 2011 compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $0.9 million unfavourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Part II licence fee provision of the Canadian Radio-television and Telecommunications Commission (“CRTC”), operating income would have decreased 2.8% in the third quarter of 2011, compared with a 9.1% increase in the same period of 2010.

Net income attributable to shareholders: $51.0 million in the third quarter of 2011, compared with $160.6 million in the same quarter of 2010, a decrease of $109.6 million.

•	The decrease was mainly due to:

•

$34.4 million loss on valuation and translation of financial instruments in the third quarter of 2011 compared with a $79.0 million gain in the same quarter of 2010, an unfavourable variance of $113.4 million;

•	$33.0 million increase in the amortization charge;

•	$9.4 million decrease in operating income;

•	$8.4 million increase in financial expenses.

Partially offset by:

•	$9.7 million favourable variance in the charge for restructuring of operations, impairment of assets and other special items.

Amortization charge: $130.3 million compared with $97.3 million in the same quarter of 2010, a $33.0 million increase essentially due to the impact of significant capital expenditures in 2010 and the first nine months of 2011 in the Telecommunications segment, including commencement of amortization of 4G network equipment and licences following the network launch in September 2010.

Financial expenses: $81.9 million, an increase of $8.4 million.

•	The increase was mainly due to:

•	higher base interest rates and impact on average interest rate of the debt from the rebalancing of the fixed rate and floating rate portions;

•	$3.8 million unfavourable variance in exchange rate on operating items.

Loss on valuation and translation of financial instruments: $34.4 million in the third quarter of 2011 compared with a $79.0 million gain in the same period of 2010, an unfavourable variance of $113.4 million.

•

The variance was essentially due to an unfavourable change in the fair value of early settlement options recorded in the third quarter of 2011, compared with a favourable change in the third quarter of 2010, due in both cases to interest rate and credit premium fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $2.9 million in the third quarter of 2011 compared with $12.6 million in the third quarter of 2010, a $9.7 million favourable variance.

•

In connection with the startup of its 4G network, the Telecommunications segment recorded a $0.3 million charge for migration costs in the third quarter of 2011, compared with $4.9 million in the third quarter of 2010.

•

In the third quarter of 2011, a $2.0 million net charge for restructuring of operations was recorded in the News Media segment in connection with staff reduction programs, compared with $1.5 million in the same quarter of 2010. In addition, a non-cash charge for impairment of certain assets in the amount of $3.5 million was recognized in the third quarter of 2010.

•

In 2010, the Corporation decided to terminate the operations of its Sun TV conventional television station on the launch of the new Sun News Network (“Sun News”) specialty channel. In light of this repositioning, the Broadcasting segment recorded a $1.9 million impairment charge on certain equipment and broadcasting rights in the third quarter of 2010, compared with a $0.3 million asset impairment charge recorded in the same quarter of 2011. In addition, a $0.8 million charge for restructuring of other operations was recorded in the Broadcasting segment in the third quarter of 2010.

•	In the third quarter of 2011, other special items in the amount of $0.3 million were recorded in other segments.

Gain on debt refinancing: $2.7 million in the third quarter of 2011 compared with nil in the same period of 2010.

•

In the third quarter of 2011, Videotron bought back and withdrew US$255.0 million principal amount of its issued and outstanding 6 7/8% Senior Notes maturing in 2014 and settled the related hedges for a total cash consideration of $303.1 million. The transaction generated a $2.7 million gain on debt refinancing.

Income tax expense: $24.3 million (effective tax rate of 32.3%) in the third quarter of 2011, compared with $63.8 million (effective tax rate of 28.1%) in the same period of 2010.

•	The $39.5 million improvement was due primarily to the decrease in income before income taxes.

2011/2010 year-to-date comparison

Revenues: $3.06 billion, an increase of $146.7 million (5.0%).

•

Revenues increased in Telecommunications ($158.3 million or 9.7% of segment revenues), Interactive Technologies and Communications ($14.8 million or 21.1%) and Leisure and Entertainment ($1.8 million or 0.9%).

•	Revenues decreased in News Media ($5.2 million or -0.7%) and Broadcasting ($0.9 million or -0.3%).

Operating income: $964.6 million, a decrease of $20.9 million (-2.1%).

•	Operating income decreased in News Media ($30.5 million or -22.8% of segment operating income) and Broadcasting ($15.8 million or -34.6%).

•	Operating income increased in Telecommunications ($20.0 million or 2.6%), Leisure and Entertainment ($2.7 million or 16.6%) and Interactive Technologies and Communications ($1.9 million or 54.3%).

•

The change in the fair value of Quebecor Media stock options resulted in a $12.6 million favourable variance in the stock-based compensation charge in the first nine months of 2011 compared with the same period of 2010. The fair value of the options decreased during the first nine months of 2011, whereas it increased during the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $4.1 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, operating income would have decreased 3.8% in the first nine months of 2011, compared with a 10.7% increase in the same period of 2010.

Net income attributable to shareholders: $211.3 million in the first nine months of 2011, compared with $378.1 million in the same period of 2010, a decrease of $166.8 million.

•	The decrease was mainly due to:

•	$97.6 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$94.7 million increase in the amortization charge;

•	$20.9 million decrease in operating income;

•	$9.2 million increase in financial expenses;

•	$5.3 million increase in the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	5.7 million decease in the loss on debt refinancing.

Amortization charge: $372.0 million, an increase of $94.7 million due essentially to the same factor as that noted above in the 2011/2010 third quarter comparison.

Financial expenses: $235.5 million, an increase of $9.2 million.

•	The increase was due mainly to:

•	higher base interest rates and impact on average interest rate of the debt from the rebalancing of the fixed rate and floating rate portions.

Partially offset by:

•	$2.9 million favourable variance in exchange rates on operating items.

Loss on valuation and translation of financial instruments: $27.9 million in the first nine months of 2011 compared with a $69.7 million gain in the same period of 2010, an unfavourable variance of $97.6 million caused essentially by the same factors as those noted above in the 2011/2010 third quarter comparison.

Charge for restructuring of operations, impairment of assets and other special items: $19.0 million compared with $13.7 million in the same period of 2010, a $5.3 million unfavourable variance.

•

In connection with the startup of its 4G network, the Telecommunications segment recorded a $14.8 million charge for migration costs in the first nine months of 2011, compared with $4.9 million in the same period of 2010. A $2.8 million gain on disposal of assets was also recorded in the Telecommunications segment in the first nine months of 2010.

•

A $2.0 million net charge for restructuring of operations was recorded in the News Media segment in the first nine months of 2011 in connection with staff-reduction programs, compared with a $4.6 million in the same period of 2010. A $0.9 million charge for impairment of intangible assets was recorded in the segment in the first nine months of 2011, compared with $3.5 million in the same period of 2010, whereas certain assets were sold in 2010 resulted in a net gain of $4.9 million.

•

A $0.6 million charge for impairment of assets was recorded in the first nine months of 2011 in the Broadcasting segment, compared with $7.6 million in the same period of 2010, essentially due to the repositioning of Sun TV. In addition, a $0.8 million charge for restructuring of other operations was recorded in the first nine months of 2010.

•	In the first nine months of 2011, $0.7 million in other special items was recorded in other segments.

Loss on debt refinancing: $6.6 million in the first nine months of 2011 compared with $12.3 million in the same period of 2010.

•

On July 18, 2011, Videotron redeemed and withdrew US$255.0 million principal amount of its issued and outstanding 6 7/8% Senior Notes maturing in 2014 and settled the related hedges for a total cash consideration of $303.1 million. The transaction generated a $2.7 million gain on debt refinancing.

•

On February 15, 2011, Sun Media Corporation redeemed and withdrew the entirety of its 7 5/8% Senior Notes in the aggregate principal amount of US$205.0 million and settled the related hedges for a total cash consideration of $308.2 million. The transaction generated a $9.3 million loss on debt refinancing.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled related hedge agreements, for a total cash consideration of $206.7 million. The transaction generated a $10.4 million loss on debt refinancing.

•

In May 2010, Osprey Media Publishing Inc. (“Osprey Media”) paid down the balance of its term credit facility and settled related hedge agreements for a total cash consideration of $116.3 million. This transaction gave rise to a $1.9 million loss on debt refinancing.

Income tax expense: $85.0 million (effective tax rate of 28.0%) in the first nine months of 2011 compared with $138.7 million (effective tax rate of 26.4%) in the same period of 2010.

•	The $53.7 million improvement was due primarily to the decrease in income before income taxes.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: $152.5 million in the third quarter of 2011 compared with $89.5 million in the same period of 2010 (Table 2).

•	The $63.0 million increase was mainly due to:

•

$86.4 million decrease in use of funds for non-cash balances related to operations, mainly because of a decrease in accounts receivable in the News Media and Broadcasting segments due in part to receipt of delayed payments once the labour dispute at Canada Post, was settled, and a favourable variance in deferred revenues in the Telecommunications segment;

•	$4.9 million decrease in current income taxes;

•	$4.0 million decrease in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$18.1 million increase in additions to property, plant and equipment, mainly due to spending in the Telecommunications segment on its 4G network and cable network modernization;

•	$9.4 million decrease in operating income;

•	$8.2 million increase in the cash interest expense.

Free cash flows from continuing operating activities: $75.1 million in the first nine months of 2011 compared with $174.4 million in the same period of 2010 (Table 2).

•	The unfavourable variance of $99.3 million was mainly due to:

•	$92.6 million increase in additions to property, plant and equipment, due primarily to spending in the Telecommunications segment on its 4G network and cable network modernization;

•	$42.1 million unfavourable variance in proceeds from disposal of assets, due essentially to the sale of certain tangible assets in the News Media segment in the first nine months of 2010;

•	$20.9 million decrease in operating income;

•	$9.3 million increase in cash interest expense;

•	$7.8 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$70.8 million favourable variance in current income taxes.

Table 2

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash flows from segment operations:
Telecommunications	$64.2	$67.0	$226.1	$280.6
News Media	25.3	33.7	88.0	162.4
Broadcasting	(5.5)	8.5	4.0	30.6
Leisure and Entertainment	7.9	9.8	11.2	7.1
Interactive Technologies and Communications	2.7	0.8	1.7	1.5
Head Office and other	(0.1)	2.2	2.6	1.7

	94.5	122.0	333.6	483.9
Cash interest expense[1]	(78.6)	(70.4)	(226.3)	(217.0)
Cash portion of charge for restructuring of operations, impairment of assets and other special items	(3.2)	(7.2)	(18.1)	(10.3)
Current income taxes	(0.2)	(5.1)	4.9	(65.9)
Other	2.9	(0.5)	1.5	0.9
Net change in non-cash balances related to operations	137.1	50.7	(20.5)	(17.2)

Free cash flows from continuing operating activities	$152.5	$89.5	$75.1	$174.4

[1]	Interest on long-term debt, foreign currency translation of short-term monetary items and other interest expenses (see note 6 to condensed consolidated financial statements).

Table 3

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Operating income	$322.1	$331.5	$964.6	$985.5
Additions to property, plant and equipment	(208.7)	(190.6)	(578.2)	(485.6)
Acquisitions of intangible assets	(21.4)	(21.2)	(60.3)	(65.6)
Proceeds from disposal of assets[1]	2.5	2.3	7.5	49.6

Cash flows from segment operations	$94.5	$122.0	$333.6	$483.9

[1]	2010 year-to-date figures include the sale of certain tangible assets in the News Media segment.

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2011 operating results

Revenues: $611.6 million, an increase of $55.4 million (10.0%).

•

Combined revenues from all cable television services increased $13.4 million (5.6%) to $252.7 million, due primarily to higher ARPU, partially as a result of increases in some rates, the impact of customer base growth, the success of high definition (“HD”) packages, and increased pay-TV orders.

•

Revenues from Internet access services increased $14.7 million (9.2%) to $175.7 million. The improvement was mainly due to customer growth, increases in some rates and customer migration to upgraded service packages.

•	Revenues from cable telephone service increased $6.5 million (6.3%) to $109.8 million, primarily as a result of customer and subscriber line increases.

•	Revenues from mobile telephone service increased $19.2 million (153.6%) to $31.7 million, essentially due to customer growth resulting largely from the launch of the new network in September 2010.

•	Revenues of Videotron Business Solutions increased $0.3 million (2.0%) to $15.4 million, mainly because of higher revenues from network solutions.

•	Revenues from customer equipment sales increased $0.9 million (6.9%) to $13.9 million, mainly because of increased sales of mobile handsets.

•

Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $0.4 million (-7.1%) to $5.2 million, mainly as a result of the closure of two stores in the second quarter of 2011, lower same-store rental revenues and lower franchise fee revenues.

•	Other revenues increased $0.7 million (10.6%) to $7.3 million.

ARPU: $104.33 in the third quarter of 2011 compared with $96.04 in the same period of 2010, an increase of $8.29 (8.6%).

Customer statistics

Revenue-generating units – As of September 30, 2011, the total number of revenue-generating units stood at 4,588,100, an increase of 168,700 (3.8%) from the previous quarter, compared with a 93,800-unit increase in the third quarter of 2010 (Table 4). It was the largest quarterly increase in revenue-generating units since Quebecor Media’s acquisition of Videotron in October 2000 and 79.9% higher than the growth recorded in the same quarter of 2010. This solid performance was due to the effective strategy of marketing bundled services, including mobile telephone service, at a time of technological change in television broadcasting. In the 12-month period ended September 30, 2011, the number of revenue-generating units increased by 358,800 (8.5%). Revenue-generating units are the sum of cable television, Internet access and cable telephone service subscriptions, plus subscriber connections to the mobile telephone service.

Cable television – The combined customer base for all of Videotron’s cable television services increased by 43,500 (2.4%) in the third quarter of 2011 (compared with 20,500 in the third quarter of 2010), and by 42,200 during the 12-month period ended September 30, 2011 (Table 4). It was the strongest quarterly customer growth, in absolute terms, for cable television services since March 1999. At the end of the third quarter of 2011, Videotron had 1,844,200 customers for its cable television services, a household penetration rate of 69.7%, compared with 69.2% a year earlier (this rate represents the number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,647,700 homes, as of the end of September 2011, compared with 2,603,700 one year earlier).

•

As of September 30, 2011, the number of subscribers to the Digital TV service stood at 1,348,100, a quarterly increase of 77,700 or 6.1%, compared with a 40,300-subscriber increase in the third quarter of 2010. The 77,700 customer additions are a record for a single quarter since the launch of the Digital TV service. For the 12-month period, this represents an increase of 165,800 (14.0%). As of September 30, 2011, illico Digital TV had a household penetration rate of 50.9% versus 45.4% a year earlier.

•

The customer base for analog cable television services decreased by 34,200 (-6.4%) in the third quarter of 2011 (compared with a decrease of 19,800 customers in the same quarter of 2010) and by 123,600 (-19.9%) over a 12-month period. Customer migration to the digital service was the main reason for the decrease.

Internet access – The number of subscribers to cable Internet access services was 1,306,400 at September 30, 2011, an increase of 39,900 (3.2%) from the previous quarter (compared with a 32,100-subscriber increase in the third quarter of 2010). It was the largest quarterly increase, in absolute terms, in three years, since the third quarter of 2008. During the 12-month period ended September 30, 2011, the cable Internet access service increased its subscriber base by 72,600 (5.9%) (Table 4). At September 30, 2011, Videotron’s cable Internet access services had a household penetration rate of 49.3% versus 47.4% a year earlier.

Cable telephone service – The number of subscribers to the cable telephone service stood at 1,179,400 at September 30, 2011, an increase of 37,800 (3.3%) from the previous quarter (compared with a 32,800-customer increase in the third quarter of 2010), and a 12-month increase of 81,300 (7.4%) (Table 4). It was the largest quarterly increase, in absolute terms, in two years, since the third quarter of 2009. At September 30, 2011, the cable telephone service had a household penetration rate of 44.5% versus 42.2% a year earlier.

Mobile telephone service – As of September 30, 2011, the number of subscriber connections to the mobile telephone service stood at 258,100, an increase of 47,500 (22.6%) from the end of the previous quarter (compared with an increase of 8,400 connections in the third quarter of 2010), and a 12-month increase of 162,700 (170.5%). It was the largest quarterly increase since the service was launched. Since the launch, 253,900 subscriber connections have been added to the 4G network, including 181,200 new connections and 72,700 migrations from the MVNO service.

Table 4

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Sept. 2011	June 2011	March 2011	Dec. 2010	Sept. 2010	June 2010	March 2010	Dec. 2009
Cable television:
Analog	496.1	530.3	564.9	592.0	619.7	639.5	665.6	692.9
Digital	1,348.1	1,270.4	1,243.7	1,219.6	1,182.3	1,142.0	1,119.9	1,084.1

	1,844.2	1,800.7	1,808.6	1,811.6	1,802.0	1,781.5	1,785.5	1,777.0
Cable Internet	1,306.4	1,266.5	1,263.6	1,252.1	1,233.8	1,201.7	1,191.6	1,170.6
Cable telephone	1,179.4	1,141.6	1,129.8	1,114.3	1,098.1	1,065.3	1,043.0	1,014.0
Mobile telephone[1]	258.1	210.6	164.7	136.1	95.4	87.0	85.3	82.8

Total (revenue-generating units)	4,588.1	4,419.4	4,366.7	4,314.1	4,229.3	4,135.5	4,105.4	4,044.4

[1]	In thousands of subscriber connections.

Operating income: $275.4 million, an increase of $10.9 million (4.1%).

•	The increase in operating income was mainly due to:

•	impact of revenue increase.

Partially offset by:

•

increases in operating expenses, among them costs related to the roll-out of the 4G network, including acquisition costs of approximately $476 per subscriber addition (direct costs, including selling, advertising and marketing expenses and equipment subsidies) and site overhead costs;

•

capitalization of some operating expenses during the build-out of the new mobile services network, which also explains the unfavourable variance in operating expenses in the third quarter of 2011 compared with the same quarter of 2010.

•

Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustment in the fourth quarter of 2009, the increase in the segment’s operating income in the third quarter of 2011 would have been 4.4%, compared with 10.9% in the same period of 2010.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 55.0% in the third quarter of 2011, compared with 52.4% in the same period of 2010.

•

The increase was mainly due to operating expense increases related to the roll-out of the 4G network, partially offset by the impact of increases in some rates. In the early months following the launch of a product such as mobile telephone service, the revenues generated by the new product are not sufficient to cover the higher expenses, which in the case of the 4G network include customer acquisition costs per new connection and the amortization charge.

Year-to-date operating results

Revenues: $1.80 billion, an increase of $158.3 million (9.7%), essentially due to the same factors as those noted above in the discussion of third quarter results.

•	Combined revenues from all cable television services increased $46.2 million (6.6%) to $750.9 million.

•	Revenues from Internet access services increased $37.0 million (7.7%) to $515.0 million.

•	Revenues from cable telephone service increased $22.2 million (7.3%) to $325.2 million.

•	Revenues from mobile telephone service increased $42.2 million (116.3%) to $78.5 million.

•	Revenues of Videotron Business Solutions increased $2.8 million (6.4%) to $46.5 million.

•	Revenues from customer equipment sales increased $7.2 million (20.6%) to $42.2 million.

•	Revenues of Le SuperClub Vidéotron decreased $1.2 million (-7.2%) to $15.5 million.

•	Other revenues increased $2.0 million (9.9%) to $22.2 million.

ARPU: $102.32 in the first nine months of 2011 compared with $94.68 in the same period of 2010, an increase of $7.64 (8.1%).

Customer statistics

Revenue-generating units – Revenue-generating units increased by 274,000 (6.4%) in the first nine months of 2011, 48.2% more than the 184,900-unit increase in the same period of 2010.

Cable television – The combined customer base for all of Videotron’s cable television services increased by 32,600 (1.8%) in the first nine months of 2011 compared with a 25,000-subscriber increase in the same period of 2010.

•	The number of Digital TV subscribers increased by 128,500 (10.5%) in the first nine months of 2011 compared with 98,200 in the same period of 2010.

•	The customer base for analog cable television services decreased by 95,900 (-16.2%) compared with a decrease of 73,200 in the first nine months of 2010.

Internet access – The number of subscribers to cable Internet access services increased by 54,300 or 4.3% compared with 63,200 in the same period of 2010.

Cable telephone service – The number of subscribers to cable telephone service increased by 65,100 (5.8%) in the first nine months of 2011 compared with 84,100 in the same period of 2010.

Mobile telephone service – The number of subscriber connections increased by 122,000 or 89.6% in the first nine months of 2011 compared with 12,600 in the same period of 2010.

Operating income: $804.1 million, an increase of $20.0 million (2.6%).

•	The increase in operating income was mainly due to:

•	impact of revenue increase;

•	$10.6 million favourable variance in the stock-based compensation charge.

Partially offset by:

•

increases in operating expenses, among them costs related to the roll-out of the 4G network, including acquisition costs of approximately $476 per subscriber addition (direct costs, including selling, advertising and marketing expenses and equipment subsidies) and site overhead costs;

•

capitalization of some operating expenses during the build-out of the new mobile service network, which also explains the unfavourable variance in operating expenses in the first nine months of 2011 compared with the same period of 2010;

•	promotions on sales of digital set-top boxes.

•

Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustment in the fourth quarter of 2009, the increase in the segment’s operating income in the first nine months of 2011 would have been 1.2% compared with 12.7% in the same period of 2010.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations (expressed as a percentage of revenues) were 55.2% in the first nine months of 2011 compared with 52.1% in the same period of 2010. The increase was due to the same factors as those noted above in the discussion of third quarter 2011 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $64.2 million compared with $67.0 million in the same period of 2010 (Table 5), a decrease of $2.8 million.

•

The $10.9 million increase in operating income was offset by a $13.6 million increase in additions to property, plant and equipment, essentially as a result of spending on the 4G network and cable network modernization.

Year-to-date cash flows from segment operations: $226.1 million compared with $280.6 million in the same period of 2010 (Table 5), a $54.5 million decrease caused primarily by a $75.4 million increase in additions to property, plant and equipment due to the same factors as those noted above in the discussion of third quarter operating results, partially offset by the $20.0 million increase in operating income.

Table 5: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Operating income	$275.4	$264.5	$804.1	$784.1
Additions to property, plant and equipment	(195.8)	(182.2)	(536.2)	(460.8)
Acquisitions of intangible assets	(16.1)	(16.4)	(45.0)	(48.2)
Proceeds from disposal of assets	0.7	1.1	3.2	5.5

Cash flows from segment operations	$64.2	$67.0	$226.1	$280.6

News Media

Third quarter 2011 operating results

Revenues: $235.2 million, a decrease of $3.3 million (-1.4%).

•

Combined revenues from commercial printing and other sources increased 19.6%, advertising revenues decreased 2.6%, because of, among other factors, the negative impact of the adverse economic environment, and circulation revenues decreased 6.1%.

•	Revenues decreased 5.6% at the urban dailies and increased 2.4% at the community newspapers. Excluding business acquisitions, revenues of the community newspapers decreased by 3.3%.

•	Revenues increased 11.5% at the portals, essentially because of fluctuations in intercompany revenues.

Operating income: $29.1 million, a decrease of $8.9 million (-23.4%).

•	The decrease was due primarily to:

•	impact of revenue decreases at the urban dailies and the community newspapers (on a same store basis);

•	increases in some operating expenses, including community newspaper startup costs in Québec;

•	unfavourable variance related to investments in the Quebecor Media Network and Quebecor MediaPages;

•	$4.7 million unfavourable variance in multimedia employment tax credits.

Partially offset by:

•	$5.8 million favourable impact of rationalization of postretirement benefits;

•	contribution of acquired businesses.

•

Excluding the impact of the stock-based compensation charge and investments in the Quebecor Media Network and Quebecor MediaPages, operating income would have decreased by 13.2% in the third quarter of 2011 compared with 8.8% in the same period of 2010.

Cost/revenue ratio: Operating costs for all News Media segment operations (expressed as a percentage of revenues) were 87.6% in the third quarter of 2011 compared with 84.1% in the same period of 2010.

•	The increase was due mainly to:

•	spending on community newspaper launches in Québec, the Quebecor Media Network and Quebecor MediaPages;

•	unfavourable impact of the fixed component of operating costs (which does not fluctuate in proportion to revenue decreases).

Year-to-date operating results

Revenues: $742.8 million, a decrease of $5.2 million (-0.7%).

•	Advertising revenues were flat, combined revenues from commercial printing and other sources increased 6.7%, and circulation revenues decreased 7.4%.

•	Revenues decreased 3.9% at the urban dailies and increased 2.5% at the community newspapers. Excluding business acquisitions, revenues of the community newspapers decreased by 3.2%.

•

Portal revenues decreased 4.5%, essentially because of lower revenues at the specialty portals, due primarily to a decrease in advertising revenues, and the transfer of intercompany web development operations to Nurun.

Operating income: $103.1 million, a decrease of $30.5 million (-22.8%).

•	The decrease was due primarily to:

•	impact of decrease in revenues, on a same store basis;

•	increases in some operating expenses, including community newspaper startup costs in Québec;

•	unfavourable variance related to investments in the Quebecor Media Network and Quebecor MediaPages;

•	$3.5 million increase in newsprint costs.

Partially offset by:

•	$5.8 million favourable impact of rationalization of postretirement benefits;

•	$3.8 million favourable variance in the stock-based compensation charge;

•	$3.5 million favourable variance in multimedia employment tax credits;

•	contribution from acquired businesses.

•

Excluding the impact of the stock-based compensation charge and investments in the Quebecor Media Network and Quebecor MediaPages, operating income would have decreased by 13.9% in the first nine months of 2011 compared with an 8.8% increase in the same period of 2010.

Cost/revenue ratio: Operating costs for all News Media segment operations (expressed as a percentage of revenues) were 86.1% in the first nine months of 2011 compared with 82.1% in the same period of 2010. The increase was mainly due to the same negative factors as those noted above in the discussion of third quarter 2011 operating results, partially offset by cost reductions related to compensation plans and employment tax credits.

Cash flows from operations

Quarterly cash flows from segment operations: $25.3 million compared with $33.7 million in the third quarter of 2010 (Table 6).

•	The $8.4 million decrease was mainly due to the $8.9 million decline in operating income.

Year-to-date cash flows from segment operations: $88.0 million compared with $162.4 million in the same period of 2010 (Table 6).

•

The $74.4 million decrease was due primarily to a $39.0 million unfavourable variance in proceeds from disposal of assets, mainly due to the sale of certain tangible assets in the second quarter of 2010, and to the $30.5 million unfavourable variance in operating income.

Table 6: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Operating income	$29.1	$38.0	$103.1	$133.6
Additions to property, plant and equipment	(2.9)	(3.7)	(11.3)	(7.0)
Acquisitions of intangible assets	(2.7)	(1.8)	(8.1)	(7.5)
Proceeds from disposal of assets[1]	1.8	1.2	4.3	43.3

Cash flows from segment operations	$25.3	$33.7	$88.0	$162.4

[1]	2010 year-to-date figures include the sale of certain tangible assets in the News Media segment.

Other developments since end of second quarter 2011

On August 30, 2011, Sun Media Corporation launched two new weeklies, L’Écho de Trois-Rivières and L’Écho de Shawinigan, demonstrating Quebecor Media’s commitment to expanding its stable of community newspapers and investing in the development of local news media in Québec.

Broadcasting

Third quarter 2011 operating results

Revenues: $89.3 million, a decrease of $5.0 million (-5.3%).

•	Revenues from television operations decreased $3.8 million, mainly due to:

•	decrease in advertising revenues in light of the repositioning of the Sun TV conventional television station following the creation of Sun News;

•	decrease in revenues at TVA Films, reflecting the larger number of successful releases in the third quarter of 2010, including the movie Piché : Entre ciel et terre;

•	lower advertising revenues at the TVA Network, because of, among other factors, the negative impact of the adverse economic environment in recent months.

Partially offset by:

•	increased advertising and subscription revenues at the specialty channels;

•	higher revenues at TVA Accès and TVA Boutiques.

•	Total publishing revenues decreased $1.6 million, mainly because of lower newsstand and advertising revenues.

Operating income: $3.0 million, a decrease of $10.1 million (-77.1%).

•	Operating income from television operations decreased $10.2 million, mainly due to:

•	startup operating losses at the Sun News, TVA Sports and Mlle specialty channels;

•	higher content costs at the TVA Network and specialty channels as a result of certain television productions and the programming strategy;

•	impact of decrease in advertising revenues.

•	Operating income from publishing operations increased $0.1 million compared with the third quarter of 2010.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues) were 96.6% in the third quarter of 2011, compared with 86.1% in the same period of 2010. The increase in costs as a proportion of revenues was mainly due to higher operating expenses related to the launch of the Sun News, TVA Sports and Mlle specialty channels and higher content costs.

Year-to-date operating results

Revenues: $313.9 million, a decrease of $0.9 million (-0.3%).

•	Revenues from television operations increased $2.6 million, mainly due to:

•	higher production and video on demand revenues at the TVA Network and increased advertising revenues;

•	increased advertising and subscription revenues at the specialty channels;

•	higher revenues at TVA Accès.

Partially offset by:

•	decrease in advertising revenues in light of the repositioning of the Sun TV conventional television station following the creation of Sun News;

•	decrease in revenues at TVA Films, reflecting the larger number of successful releases in the first nine months of 2010;

•	decrease in revenues at TVA Boutiques.

•	Total publishing revenues decreased $3.4 million, mainly because of lower newsstand and advertising revenues.

Operating income: $29.9 million, a decrease of $15.8 million (-34.6%).

•	Operating income from television operations decreased $14.6 million, mainly due to:

•	startup operating losses at the Sun News, TVA Sports and Mlle specialty channels;

•	higher content costs at the TVA Network and specialty channels as a result of certain television productions and the programming strategy.

Partially offset by:

•	impact of increased advertising and subscription revenues at the specialty channels.

•	Operating income from publishing operations decreased by $1.2 million, mainly as a result of the impact of the revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues) were 90.5% in the first nine months of 2011 compared with 85.5% in the same period of 2010. The increase was due essentially to the same factors as those noted above in the discussion of third quarter 2011 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $5.5 million compared with positive $8.5 million in the third quarter of 2010 (Table 7), a $14.0 million unfavourable variance due primarily to the $10.1 million decrease in operating income and the $3.8 million increase in additions to property, plant and equipment.

Year-to-date cash flows from segment operations: $4.0 million compared with $30.6 million in the first nine months of 2010 (Table 7), a $26.6 million decrease, mainly due to the $15.8 million decrease in operating income and the $10.7 million increase in additions to property, plant and equipment, primarily reflecting spending on the new specialty channels.

Table 7: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Operating income	$3.0	$13.1	$29.9	$45.7
Additions to property, plant and equipment	(7.1)	(3.3)	(22.5)	(11.8)
Acquisitions of intangible assets	(1.4)	(1.3)	(3.4)	(4.1)
Proceeds from disposal of assets	—	—	—	0.8

Cash flows from segment operations	$(5.5)	$8.5	$4.0	$30.6

Leisure and Entertainment

Third quarter 2011 operating results

Revenues: $73.8 million, a decrease of $3.8 million (-4.9%) compared with the third quarter of 2010.

•	The revenues of Archambault Group Inc. (“Archambault Group”) decreased 1.3%, mainly because of:

•	7.7% drop in retail sales due to lower sales of music, videos and books than in the third quarter of 2010.

Partially offset by:

•	29.3% increase in distribution revenues due mainly to new intercompany DVD distribution activities that began in June 2011.

•

The Book Division’s revenues decreased by 5.8%, mainly because of lower sales of textbooks for Québec high schools in the academic segment, following completion of the current education reform, and lower publishing revenues in the general literature category, partially offset by higher revenues from distribution to mass retailers.

Operating income: $11.5 million, a decrease of $0.8 million (-6.5%) from the same period of 2010, due primarily to the impact of the decline in revenues.

Year-to-date operating results

Revenues: $206.7 million, an increase of $1.8 million (0.9%).

•	Archambault Group’s revenues increased 3.3%, mainly because of:

•	increased production sales due to higher revenues from music recording and concert production, including the successful show “Le retour de nos idoles”;

•	13.5% increase in distribution revenues, primarily because of new intercompany DVD distribution activities.

Partially offset by:

•	2.8% decrease in revenues from retail sales.

•

The Book Division’s revenues decreased by 0.8%, mainly because of lower sales of textbooks in the academic segment, following completion of the current education reform, partially offset by increased revenues from distribution to mass retailers.

Operating income: $19.0 million compared with $16.3 million in the same period of 2010. The $2.7 million (16.6%) increase was due primarily to the impact of higher revenues at Archambault Group and increases in some gross margins at Archambault Group and the Book Division.

Cash flows from operations

Quarterly cash flows from segment operations: $7.9 million compared with $9.8 million in the third quarter of 2010 (Table 8).

•	The $1.9 million decrease was due to the $0.8 million decrease in operating income and the $1.1 million increase in additions to property, plant and equipment and intangible assets.

Year-to-date cash flows from segment operations: $11.2 million compared with $7.1 million in the first nine months of 2010 (Table 8).

•	The $4.1 million improvement was due to the $2.7 million increase in operating income and the $1.4 million decrease in additions to property, plant and equipment and intangible assets.

Table 8: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Operating income	$11.5	$12.3	$19.0	$16.3
Additions to property, plant and equipment	(2.4)	(0.8)	(4.0)	(3.4)
Acquisitions of intangible assets	(1.2)	(1.7)	(3.8)	(5.8)

Cash flows from segment operations	$7.9	$9.8	$11.2	$7.1

Interactive Technologies and Communications

Third quarter 2011 operating results

Revenues: $29.9 million, an increase of $7.5 million (33.5%).

•	The increase was due mainly to:

•	higher volume from customers in Canada (generated by, among other things, the transfer of intercompany technological activities from the News Media segment) and in Europe;

•	impact of acquisition of a digital communications agency in the United States in the third quarter of 2011;

•	higher volumes from government customers.

Operating income: $3.2 million compared with $1.2 million in the third quarter of 2010. The $2.0 million increase was mainly due to the impact of the revenue increase.

Year-to-date operating results

Revenues: $84.9 million, an increase of $14.8 million (21.1%).

•	The increase was mainly due to:

•	higher volume from customers in Canada (generated by, among other things, the transfer of intercompany technological activities from the News Media segment) and in Europe;

•	impact of acquisition of a digital communications agency in the third quarter of 2011.

Partially offset by:

•	decrease in volume in the United States;

•	decrease in volume from government customers.

Operating income: $5.4 million, an increase of $1.9 million (54.3%), mainly as a result of the favourable impact of the revenue increase.

Cash flows from operations

Quarterly cash flows from segment operations: $2.7 million compared with $0.8 million in the third quarter of 2010 (Table 9).

•	The $1.9 million improvement was due primarily to the increase in operating income.

Year-to-date cash flows from segment operations: $1.7 million compared with $1.5 million in the first nine months of 2010 (Table 9).

•	The $0.2 million increase was due to the $1.9 million increase in operating income, partially offset by the $1.7 million increase in additions to property, plant and equipment.

Table 9: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Operating income	$3.2	$1.2	$5.4	$3.5
Additions to property, plant and equipment	(0.5)	(0.4)	(3.7)	(2.0)

Cash flows from segment operations	$2.7	$0.8	$1.7	$1.5

CASH FLOWS AND FINANCIAL POSITION

Operating activities

Third quarter 2011

Cash flows provided by operating activities: $380.1 million in the third quarter of 2011, compared with $299.0 million in the same period of 2010.

•	The $81.1 million increase was mainly due to:

•

$86.4 million decrease in use of funds for non-cash balances related to operations, mainly because of a decrease in accounts receivable in the News Media and Broadcasting segments, due in part to receipt of delayed payments once the labour dispute at Canada Post, was settled, and a favourable variance in deferred revenues in the Telecommunications segment;

•	$4.9 million decrease in current income taxes;

•	$4.0 million decrease in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$9.4 million decrease in operating income;

•	$8.2 million increase in cash interest expense.

Year to date

Cash flows provided by continuing operating activities: $706.1 million in the first nine months of 2011 compared with $676.0 million in the same period of 2010.

•	The $30.1 million increase was mainly due to:

•	$70.8 million decrease in current income taxes.

Partially offset by:

•	$20.9 million decrease in operating income;

•	$9.3 million increase in cash interest expense;

•	$7.8 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Working capital: Negative $50.8 million at September 30, 2011, compared with negative $12.7 million at December 31, 2010. The difference mainly reflects the impact of the decrease in cash and cash equivalents, partially offset by the impact of increased inventory.

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $249.4 million increase in the first nine months of 2011; $253.1 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Debt increases during the first nine months of 2011:

•

issuance by Videotron on July 5, 2011, of $300.0 million aggregate principal amount of Senior Notes for net proceeds of $294.9 million, net of financing fees of $5.1 million. The Notes bear interest at a rate of 6 7/8%, payable twice yearly on June 15 and December 15, and mature on July 15, 2021;

•

issuance by Quebecor Media on January 5, 2011 of $325.0 million principal amount of Senior Notes for net proceeds of $319.9 million, net of financing fees of $5.1 million. The Notes bear interest at a rate of 7 3/8%, payable twice yearly on June 15 and December 15, and mature on January 15, 2021;

•

estimated $88.8 million unfavourable impact of exchange rate fluctuations. Any increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	$28.7 million increase in debt due to the unfavourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations.

Summary of debt reductions during the same period:

•	repayment and withdrawal on July 18, 2011 of US$255.0 million principal amount of Videotron’s 6 7/8% Senior Notes maturing in 2014;

•	early repayment on February 15, 2011, of the entirety of Sun Media Corporation’s outstanding 7 5/8% Senior Notes maturing in 2013, in the aggregate principal amount of US$205.0 million;

•	current payments totalling $29.5 million on Quebecor Media’s credit facility and other debt.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $451.2 million at December 31, 2010 compared with a net liability of $198.1 million at September 30, 2011. The $253.1 million favourable net variance was caused primarily by:

•	settlement of hedges by Videotron following repayment and withdrawal, on July 18, 2011, of US$255.0 million principal amount of Videotron’s 6 7/8% Senior Notes;

•	settlement and revocation by Sun Media Corporation of hedges following the early repayment and withdrawal of all its outstanding Senior Notes on February 15, 2011;

•	favourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify some of the terms and conditions.

Investing activities

Third quarter 2011

Additions to property, plant and equipment: $208.7 million in the third quarter of 2011 compared with $190.6 million in the same period of 2010. The increase was mainly due to spending on the 4G network and cable network modernization in the Telecommunications segment.

Acquisitions of intangible assets: $21.4 million in the third quarter of 2011 compared with $21.2 million in the same period of 2010.

Business acquisitions: $5.6 million in the third quarter of 2011 compared with $2.0 million in the same period of 2010, a $3.6 million increase, mainly reflecting the impact of the acquisition of a digital communications agency in the United States in the Interactive Technologies and Communications segment.

Proceeds from disposal of assets: $2.5 million in the third quarter of 2011, compared with $2.3 million in the same period of 2010.

Year to date

Additions to property, plant and equipment: $578.2 million compared with $485.6 million in the same period of 2010. The variance was essentially due to the same factors as those noted above in the discussion of third quarter 2011 results.

Acquisitions of intangible assets: $60.3 million in the first nine months of 2011 compared with $65.6 million in the same period of 2010.

Business acquisitions: $55.7 million in the first nine months of 2011, compared with $3.1 million in the same period of 2010, a $52.6 million increase mainly due to the acquisition of community newspapers in the News Media segment in the first half of 2011 and the acquisition of a digital communications in the United States in the Interactive Technologies and Communications segment.

Proceeds from disposal of assets: $7.5 million in the first nine months of 2011, compared with $49.6 million in the same period of 2010. The decrease essentially reflects the disposal of certain tangible assets in the News Media segment in the second quarter of 2010.

Financial position at September 30, 2011

Net available liquidity: $964.2 million for the Corporation and its wholly owned subsidiaries, consisting of $144.6 million in cash and $819.6 million in available unused lines of credit.

Consolidated debt: $3.77 billion at September 30, 2011, a $249.4 million increase; $253.1 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

•

Consolidated debt essentially consisted of Videotron’s $1.89 billion debt ($1.79 billion at December 31, 2010), Sun Media Corporation’s $37.5 million debt ($240.0 million at December 31, 2010), TVA Group’s $90.8 million debt ($93.9 million at December 31, 2010) and Quebecor Media’s $1.75 billion debt ($1.40 billion at December 31, 2010).

As at September 30, 2011, minimum principal payments on long-term debt in the coming years are as follows:

Table 10

Minimum principal payments on Quebecor Media’s long-term debt

12-month period ending on September 30

(in millions of Canadian dollars)

2012	14.6
2013	222.6
2014	424.7
2015	85.6
2016	1,416.3
2017 and thereafter	1,665.8

Total	$3,829.6

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.4 years as of September 30, 2011 (5.0 years as of December 31, 2010). The debt consists of approximately 87.1% fixed-rate debt (75.2% as of December 31, 2010) and 12.9% floating-rate debt (24.8% as of December 31, 2010).

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, disbursements related to foreign exchange hedges, pension plan contributions and dividends (or distributions). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include, among other things, debt service coverage ratio and debt ratio (long-term debt over operating income). At September 30, 2011, the Corporation and its subsidiaries were in compliance with all required financial ratios in their financing agreements.

Dividends declared and paid

•	On August 9, 2011, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on August 10, 2011.

•	On November 8, 2011, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on November 9, 2011.

Table 11

Consolidated balance sheet of Quebecor Media

Analysis of main variances between September 30, 2011 and December 31, 2010

(in millions of Canadian dollars)

	Sept. 30, 2011	Dec. 31, 2011	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$152.4	$242.7	$(90.3)	Net use of cash flows in investing and financing activities
Accounts receivable	537.9	587.3	(49.4)	Impact of current variances in activity
Property, plant and equipment	3,019.6	2,755.1	264.5	Additions to property, plant and equipment (see “Investing Activities” above), less amortization for the period
Goodwill	3,551.0	3,505.2	45.8	Impact of business acquisitions in the News Media and Interactive Technologies and Communications segments
Liabilities
Accounts payable and accrued liabilities, including provisions	763.7	796.1	(32.4)	Impact of current variances in activity
Long-term debt, including short-term portion and bank indebtedness	3,767.7	3,518.3	249.4	See “Financing Activities.”
Net derivative financial instruments[1]	198.1	451.2	(253.1)	See “Financing Activities.”
Net deferred income tax liabilities[1]	465.8	369.3	96.5	Use of tax benefit and capital cost allowance in excess of book amortization.

[1]	Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At September 30, 2011, material contractual obligations of operating activities included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 12 below shows a summary of these contractual obligations.

Table 12

Contractual obligations of Quebecor Media as of September 30, 2011

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$3,829.6	$14.6	$647.3	$1,501.9	$1,665.8
Interest payments[2]	1,696.8	219.7	565.8	480.8	430.5
Operating leases	428.7	71.1	108.3	71.1	178.2
Additions to property, plant and equipment and other commitments	156.0	97.9	49.9	7.6	0.6
Derivative financial instruments[3]	251.5	0.5	128.6	70.8	51.6

Total contractual obligations	$6,362.6	$403.8	$1,499.9	$2,132.2	$2,326.7

[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on applicable interest rates; hedged interest rates and hedged foreign exchange rates as of September 30, 2011.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

On September 1, 2011, Quebecor Media signed an agreement with Québec City under which it obtained management and naming rights to the future Québec City arena for a 25-year period. Quebecor Media’s current financial commitment could potentially increase in the event of an agreement to operate a future NHL franchise.

Financial Instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As at September 30, 2011, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. It has entered into foreign exchange forward contracts and cross-currency interest rate swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, mobile handsets and other equipment in the Telecommunications segment, including equipment for the 4G network. As well, Quebecor Media has entered into currency forward contracts in order to hedge future contractual instalments payable in euros.

Quebecor Media does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The fair value of long-term debt and derivative financial instruments at September 30, 2011 is shown in Table 13.

Table 13

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2011		December 31, 2010
	Carrying value	Fair value asset (liability)	Carrying value	Fair value asset (liability)
Long-term debt[1]	$(3,829.6)	$(3,929.9)	$(3,596.3)	$(3,773.1)
Derivative financial instruments:
Early settlement options	57.6	57.6	88.8	88.8
Interest rate swaps	(1.1)	(1.1)	(1.3)	(1.3)
Foreign exchange forward contracts	7.1	7.1	(2.4)	(2.4)
Cross currency interest rate swaps	(204.1)	(204.1)	(447.5)	(447.5)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect credit default risk, impacted by the financial and economic environment prevailing at the date of the valuation, by applying a credit default premium to a net exposure by the counterparty or by the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

Losses (gains) on valuation and translation of financial instruments for the third quarter and first nine months of 2011 are summarized in Table 14.

Table 14

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$33.6	$(76.6)	$26.0	$(68.2)
Loss (gain) on foreign currency translation of financial instruments for which hedge accounting is not used	—	(1.7)	—	(3.9)
Loss on ineffective portion of fair value hedges	0.8	(0.7)	1.9	2.4

	$34.4	$(79.0)	$27.9	$(69.7)

Gains of $19.4 million and $13.4 million on cash flow hedges were recorded under Other comprehensive income in the third quarter and first nine months of 2011 respectively ($7.7 million loss and $95.4 million gain in the third quarter and first nine months of 2010 respectively).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated companies in the amount of $2.6 million ($3.1 million in same period of 2010), which is included in cost of sales and selling and administrative expenses. The Corporation and its subsidiaries made sales to affiliated companies in the amount of $0.6 million ($0.6 million in the third quarter of 2010). These transactions were concluded and accounted for at the exchange amount.

In the first nine months of 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and with affiliated companies in the amount of $8.3 million ($7.7 million in same period of 2010), which is included in cost of sales and selling and administrative expenses. The Corporation and its subsidiaries made sales to affiliated companies in the amount of $2.2 million ($2.6 million in the first nine months of 2010). These transactions were concluded and accounted for at the exchange amount.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

In the third quarter of 2011, the Corporation received an amount of $0.5 million, which is included as a reduction in cost of sales, selling and administrative expenses ($0.5 million in the third quarter of 2010), and incurred management fees of $0.3 million ($0.3 million in the third quarter of 2010) with the Corporation’s shareholders.

For the nine month period ended September 30, 2011, the Corporation received an amount of $1.5 million, which is included as a reduction in selling and administrative expenses ($1.6 million in the same period of 2010) and incurred management fees of $0.8 million ($0.9 million in the same period of 2010) with the Corporation’s shareholders.

Recent Accounting Developments in Canada

As indicated in note 1 to the condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2011, the Corporation adopted IFRS on January 1, 2011. The 2010 financial figures have been restated accordingly.

Changes in Critical Accounting Policies and Estimates

As noted above, the Corporation adopted the IFRS conceptual framework for its accounting policies on January 1, 2011. The changes to critical accounting policies as a result of IFRS and their impacts on accounting estimates are described under “Changes in Critical Accounting Policies and Estimates” in the Corporation’s the Management Discussion and Analysis for the first quarter ended March 31, 2011, available on the Web site of the US Securities and Exchange Commission at <www.sec.gov>.

Recent Accounting Pronouncements

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

New or amended standards	Expected changes to existing standard

IFRS 9 – Financial Instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 – Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 11 – Joint Arrangements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

IFRS 12 – Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

IAS 19 – Post-employment Benefits (including pensions) (Amended) (Effective from periods beginning January 1, 2013 with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENT

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to successfully continue rolling out and developing its new 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates, including competition from other communications and advertising media and platforms;

•	fragmentation of the media landscape;

•	new technologies that change consumer behaviour with respect to Quebecor Media’s products;

•

unanticipated higher capital spending required for roll-out of its 4G network or continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its News Media operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its television, Internet access and telephone services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the annual report on Form 20-F, included under the section “Item 3. Key Information – Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
Revenues	3
Telecommunications		$611.6	$556.2	$1,795.9	$1,637.6
News Media		235.2	238.5	742.8	748.0
Broadcasting		89.3	94.3	313.9	314.8
Leisure and Entertainment		73.8	77.6	206.7	204.9
Interactive Technologies and Communications		29.9	22.4	84.9	70.1
Inter-segment		(25.0)	(19.1)	(85.5)	(63.4)

		1,014.8	969.9	3,058.7	2,912.0

Cost of sales, selling and administrative expenses	4	692.7	638.4	2,094.1	1,926.5

Operating income	5	322.1	331.5	964.6	985.5
Amortization		130.3	97.3	372.0	277.3
Financial expenses	6	81.9	73.5	235.5	226.3
Loss (gain) on valuation and translation of financial instruments	7	34.4	(79.0)	27.9	(69.7)
Restructuring of operations, impairment of assets and other special items	8	2.9	12.6	19.0	13.7
(Gain) loss on debt refinancing	10	(2.7)	—	6.6	12.3

Income before income taxes		75.3	227.1	303.6	525.6
Income taxes:
Current		0.2	5.1	(4.9)	65.9
Deferred		24.1	58.7	89.9	72.8

		24.3	63.8	85.0	138.7

Net income		$51.0	$163.3	$218.6	$386.9

Net income attributable to:
Shareholders		$51.0	$160.6	$211.3	$378.1
Non-controlling interests		—	2.7	7.3	8.8

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30

	2011	2010	2011	2010
Net income	$51.0	$163.3	$218.6	$386.9

Other comprehensive income :
Gain (loss) on translation of net investments in foreign operations	0.8	1.1	1.6	(1.8)
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	19.4	(7.7)	13.4	95.4
Deferred income taxes	(10.0)	3.7	(7.1)	(13.8)
Defined benefit plans:
Net change in asset limit or in minimum funding liability	(0.1)	(1.4)	(0.3)	(4.2)
Deferred income taxes	—	0.4	0.1	1.2
Reclassification to income of:
Other comprehensive loss related to cash flow hedges	0.8	—	0.8	8.4
Deferred income taxes	(0.2)	—	(0.2)	(2.5)

	10.7	(3.9)	8.3	82.7

Comprehensive income	$61.7	$159.4	$226.9	$469.6

Comprehensive income attributable to:
Shareholders	$61.7	$157.1	$219.7	$462.1
Non-controlling interests	—	2.3	7.2	7.5

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Operating income
Telecommunications	$275.4	$264.5	$804.1	$784.1
News Media	29.1	38.0	103.1	133.6
Broadcasting	3.0	13.1	29.9	45.7
Leisure and Entertainment	11.5	12.3	19.0	16.3
Interactive Technologies and Communications	3.2	1.2	5.4	3.5
Head Office	(0.1)	2.4	3.1	2.3

	$322.1	$331.5	$964.6	$985.5

Amortization
Telecommunications	$108.0	$73.7	$307.9	$209.9
News Media	14.3	15.8	41.1	45.0
Broadcasting	4.4	3.9	12.8	11.3
Leisure and Entertainment	2.4	2.5	6.8	7.3
Interactive Technologies and Communications	0.9	1.1	2.5	3.0
Head Office	0.3	0.3	0.9	0.8

	$130.3	$97.3	$372.0	$277.3

Additions to property, plant and equipment
Telecommunications	$195.8	$182.2	$536.2	$460.8
News Media	2.9	3.7	11.3	7.0
Broadcasting	7.1	3.3	22.5	11.8
Leisure and Entertainment	2.4	0.8	4.0	3.4
Interactive Technologies and Communications	0.5	0.4	3.7	2.0
Head Office	—	0.2	0.5	0.6

	$208.7	$190.6	$578.2	$485.6

Additions to intangible assets
Telecommunications	$16.1	$16.4	$45.0	$48.2
News Media	2.7	1.8	8.1	7.5
Broadcasting	1.4	1.3	3.4	4.1
Leisure and Entertainment	1.2	1.7	3.8	5.8

	$21.4	$21.2	$60.3	$65.6

Externally acquired intangible assets	11.6	6.7	27.1	20.4
Internally generated intangible assets	9.8	14.5	33.2	45.2

	$21.4	$21.2	$60.3	$65.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss
	(note 11)			(note 13)
Balance as of December 31, 2009 as previously reported under Canadian GAAP	$1,752.4	$3,223.1	$(2,524.6)	$(20.1)	$—	$2,430.8
IFRS adjustments (note 15)	—	(44.5)	(83.8)	1.4	119.4	(7.5)

Balance as of January 1, 2010	1,752.4	3,178.6	(2,608.4)	(18.7)	119.4	2,423.3
Net income	—	—	378.1	—	8.8	386.9
Other comprehensive income (loss)	—	—	—	84.0	(1.3)	82.7
Acquisition of non-controlling interests	—	(2.0)	—	—	—	(2.0)
Dividends	—	—	(62.5)	—	(1.8)	(64.3)

Balance as of September 30, 2010	1,752.4	3,176.6	(2,292.8)	65.3	125.1	2,826.6
Net income	—	—	92.2	—	9.5	101.7
Other comprehensive loss	—	—	—	(85.3)	(1.2)	(86.5)
Acquisition of non-controlling interests	—	—	—	—	(1.0)	(1.0)
Dividends	—	—	(25.0)	—	(0.6)	(25.6)

Balance as of December 31, 2010	1,752.4	3,176.6	(2,225.6)	(20.0)	131.8	2,815.2
Net income	—	—	211.3	—	7.3	218.6
Other comprehensive income (loss)	—	—	—	8.4	(0.1)	8.3
Issuance of shares of a subsidiary to non-controling shareholders	—	—	—	—	1.0	1.0
Dividends	—	—	(75.0)	—	(1.1)	(76.1)

Balance as of September 30, 2011	$1,752.4	$3,176.6	$(2,089.3)	$(11.6)	$138.9	$2,967.0

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended September 30		Nine months ended September 30
(unaudited)	Note	2011	2010	2011	2010
Cash flows related to operating activities
Net income		$51.0	$163.3	$218.6	$386.9
Adjustments for:
Amortization of property, plant and equipment		98.8	77.5	283.4	231.6
Amortization of intangible assets		31.5	19.8	88.6	45.7
Loss (gain) on valuation and translation of financial instruments	7	34.4	(79.0)	27.9	(69.7)
Impairment of assets	8	0.3	5.4	1.5	11.1
(Gain) loss on debt refinancing	10	(2.7)	—	6.6	12.3
Amortization of financing costs and long-term debt discount	6	3.3	3.1	9.2	9.3
Deferred income taxes		24.1	58.7	89.9	72.8
Other		2.3	(0.5)	0.9	(6.8)

		243.0	248.3	726.6	693.2
Net change in non-cash balances related to operating activities		137.1	50.7	(20.5)	(17.2)

Cash flows provided by operating activities		380.1	299.0	706.1	676.0

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	9	(5.6)	(2.0)	(55.7)	(3.1)
Business disposals, net of cash and cash equivalents		—	0.3	—	2.1
Additions to property, plant and equipment		(208.7)	(190.6)	(578.2)	(485.6)
Additions to intangible assets		(21.4)	(21.2)	(60.3)	(65.6)
Net change in temporary investments		—	—	—	30.0
Proceeds from disposal of assets		2.5	2.3	7.5	49.6
Other		0.3	0.3	(1.7)	0.3

Cash flows used in investing activities		(232.9)	(210.9)	(688.4)	(472.3)

Cash flows related to financing activities
Net change in bank indebtedness		2.0	(0.9)	(1.3)	1.0
Net change under revolving credit facilities		(10.0)	3.9	(5.9)	6.5
Issuance of long-term debt, net of financing fees	10	294.9	—	614.8	292.7
Repayment of long-term debt	10	(254.7)	(22.0)	(480.6)	(341.9)
Settlement of hedging contracts	10	(54.8)	—	(160.2)	(32.4)
Dividends		(25.0)	(25.0)	(75.0)	(62.5)
Dividends paid to non-controlling interest		—	(0.6)	(1.1)	(1.8)
Other		—	—	1.0	—

Cash flows used in financing activities		(47.6)	(44.6)	(108.3)	(138.4)

Net change in cash and cash equivalents		99.6	43.5	(90.6)	65.3
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		—	0.2	0.3	(0.8)
Cash and cash equivalents at beginning of period		52.8	320.8	242.7	300.0

Cash and cash equivalents at end of period		$152.4	$364.5	$152.4	$364.5

Cash and cash equivalents consist of
Cash		$40.4	$92.5	$40.4	$92.5
Cash equivalents		112.0	272.0	112.0	272.0

		$152.4	$364.5	$152.4	$364.5

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$0.8	$(17.6)	$28.7	$(25.3)

Interest and taxes reflected as operating activities
Cash interest payments		$21.5	$27.0	$175.5	$171.1
Cash income tax payments (net of refunds)		(3.7)	6.9	30.3	34.1

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)		September 30	December 31
(unaudited)	Note	2011	2010
Assets

Current assets
Cash and cash equivalents		$152.4	$242.7
Accounts receivable		537.9	587.3
Income taxes		16.8	6.4
Amounts receivable from the parent company		7.0	8.4
Inventories		271.1	245.2
Prepaid expenses		37.7	37.1

		1,022.9	1,127.1

Non-current assets
Property, plant and equipment		3,019.6	2,755.1
Intangible assets		1,015.8	1,029.1
Goodwill		3,551.0	3,505.2
Derivative financial instruments		69.5	28.7
Deferred income taxes		27.6	19.6
Other assets		93.3	93.5

		7,776.8	7,431.2

Total assets		$8,799.7	$8,558.3

Liabilities and equity

Current liabilities
Bank indebtedness		$3.5	$4.9
Accounts payable and accrued charges		724.8	723.9
Provisions		38.9	72.2
Deferred revenue		285.9	275.1
Income taxes		6.0	33.6
Current portion of long-term debt	10	14.6	30.1

		1,073.7	1,139.8

Non-current liabilities
Long-term debt	10	3,749.6	3,483.3
Derivative financial instruments		267.6	479.9
Other liabilities		248.4	251.2
Deferred income taxes		493.4	388.9

		4,759.0	4,603.3

Equity
Capital stock	11	1,752.4	1,752.4
Contributed surplus		3,176.6	3,176.6
Deficit		(2,089.3)	(2,225.6)
Accumulated other comprehensive loss	13	(11.6)	(20.0)

Equity attributable to shareholders		2,828.1	2,683.4
Non-controlling interests		138.9	131.8

		2,967.0	2,815.2
Commitments	14

Total liabilities and equity		$8,799.7	$8,558.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or “the parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers, directories and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

During the second quarter of 2011, certain specialized Internet sites were transferred from the News Media segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented financial information were reclassified to reflect this change.

Some of the Corporation’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which replaced Canadian Generally Accepted Accounting Principles (“GAAP”) as of January 1, 2011. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and with IFRS 1, First-time Adoption of IFRS, and accordingly, they are condensed consolidated financial statements because they do not include all disclosures required under IFRS for annual consolidated financial statements. These consolidated financial statements should be read in conjunction with the Corporation’s 2010 annual consolidated financial statements and with the Corporation’s consolidated financial statements for the three-month period ended March 31, 2011.

The Corporation’s significant accounting policies under IFRS are disclosed in note 1 to the consolidated financial statements for the three-month period ended March 31, 2011. Additional information on the transition to IFRS is also included in note 15 below.

These consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media Inc. on November 8, 2011.

Comparative figures for the three-month and nine-month periods ended September 30, 2010, and for the year ended December 31, 2010, have been restated to conform to the presentation adopted for nine-month period ended September 30, 2011.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	RECENT ACCOUNTING PRONOUNCEMENTS

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

New or amended standards	Expected changes to existing standards
IFRS 9 – Financial Instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 – Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 11 – Joint Arrangements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

IFRS 12 – Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

IAS 19 – Post-employment Benefits (including Pensions) (Amended) (Effective from periods beginning January 1, 2013 with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Services rendered	$862.0	$801.6	$2,603.8	$2,434.5
Product sales	152.8	168.3	454.9	477.5

	$1,014.8	$969.9	$3,058.7	$2,912.0

4.	COST OF SALES, SELLING AND ADMINISTRATIVE EXPENSES

The main components are as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Employee costs	$279.2	$255.4	$827.3	$783.5
Royalties, rights and creation costs	144.3	134.6	448.8	421.3
Cost of retail products	75.5	62.0	238.1	163.4
Marketing, circulation and distribution expenses	46.4	56.2	147.7	164.1
Service and printing contracts	53.7	43.1	147.8	115.7
Paper, ink and printing supplies	26.5	25.8	80.7	74.5
Other	97.2	91.3	291.4	291.7

	722.8	668.4	2,181.8	2,014.2
Employee costs capitalized to property, plant and equipment and intangible assets	(30.1)	(30.0)	(87.7)	(87.7)

	$692.7	$638.4	$2,094.1	$1,926.5

5.	OPERATING INCOME

In its analysis of operating results, the Corporation uses operating income, as presented in the consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results as well as the results of its operating segments. As such, this measure is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also a significant component of the Corporation’s annual incentive compensation programs. Operating income is referred to as an additional IFRS measure.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Interest on long-term debt	$75.7	$71.3	$225.6	$212.5
Amortization of financing costs and long-term debt discount	3.3	3.1	9.2	9.3
Loss (gain) on foreign currency translation on current monetary items	2.9	(0.9)	1.9	4.8
Other	—	—	(1.2)	(0.3)

	$81.9	$73.5	$235.5	$226.3

7.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$33.6	$(76.6)	$26.0	$(68.2)
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	—	(1.7)	—	(3.9)
Loss (gain) on the ineffective portion of fair value hedges	0.8	(0.7)	1.9	2.4

	$34.4	$(79.0)	$27.9	$(69.7)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

Telecommunications

In 2010, Videotron Ltd. (“Videotron”) launched its new advanced mobile network. Since then, Videotron has been incurring costs for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its new mobile network. Charges of $0.3 million and $14.8 million were recorded in the respective three-month and nine-month periods ended September 30, 2011 ($4.9 million in both periods of 2010).

A gain on disposal of assets of $2.8 million was also recorded in the second quarter of 2010.

News Media

Restructuring charges of $2.0 million, mainly related to the elimination of positions, were recorded in the three-month and nine-month periods ended September 30, 2011 ($1.5 million and $4.6 million in the respective periods of 2010).

During the first quarter of 2011, an impairment charge of $0.9 million related to intangible assets was recorded (a charge of $3.5 million in the respective three-month and nine-month periods ended September 30, 2010).

As well, certain assets were sold in the second quarter of 2010, resulting in a net gain of $4.9 million.

Broadcasting

In 2010, the Broadcasting segment decided to terminate the operations of its general-interest television station, Sun TV. As a result of this decision, an impairment charge of $0.3 million and $0.6 million on certain equipment and broadcasting rights was recorded during the respective three-month and nine-month periods ended September 30, 2011 ($1.9 million and $7.6 million in 2010).

Restructuring charges and other special items of $0.8 million, primarily related to the elimination of positions, were also recorded during the three-month and nine-month periods ended September 30, 2010.

Other segments

Costs for other special items of $0.3 million and $0.7 million were recorded during the respective three-month and nine-month periods ended September 30, 2011 (none in 2010).

9.	BUSINESS ACQUISITIONS

During the third quarter of 2011, the Interactive Technologies and Communications segment acquired a digital marketing agency in the United States for cash consideration and contingent amounts subject to the achievement of specific targets in the next three years. The assets acquired were mainly comprised of goodwill and intangible assets. The purchase price allocation is preliminary as of September 30, 2011.

During the first quarter of 2011, the News Media segment acquired 15 community publications in the Province of Québec. The assets acquired are mainly comprised of goodwill and intangible assets.

Other businesses, principally in the Leisure and Entertainment segment, were also acquired by the Corporation during the second quarter of 2011.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	LONG-TERM DEBT

On January 5, 2011, Quebecor Media issued $325.0 million in aggregate principal amount of Senior Notes for net proceeds of $319.9 million, net of financing fees of $5.1 million. The Senior Notes bear interest at 7.375%, payable every six months on June 15 and December 15, and will mature on January 15, 2021. These notes contain certain restrictions on Quebecor Media, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions, and are unsecured. These notes are redeemable at the option of Quebecor Media, in whole or in part, at any time prior to January 15, 2016 at a price based on a make-whole formula and at a decreasing premium from January 15, 2016 and thereafter.

On February 15, 2011, Sun Media Corporation redeemed and retired all of its 7.625% Senior Notes in an aggregate principal amount of US$205.0 million and settled its related hedging contracts, representing a total cash consideration of $308.2 million. This transaction resulted in a total loss of $9.3 million (before income taxes).

On July 5, 2011, Videotron issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $294.9 million, net of financing fees of $5.1 million. The Senior Notes bear interest at 6.875%, payable every six months on June 15 and December 15, and will mature on July 15, 2021. These notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron. These notes are redeemable at the option of Videotron, in whole or in part, at any time prior to June 15, 2016 at a price based on a make-whole formula and at a decreasing premium from June 15, 2016 and thereafter.

On July 18, 2011, Videotron used the proceeds from its Senior Notes issued on July 5, 2011 to redeem and retire US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts, representing a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

On July 20, 2011, Videotron amended its $575.0 million secured revolving credit facility to extend the maturity date from April 2012 to July 2016 and to change certain conditions and terms of the facility.

Components of the long-term debt are as follows:

	September 30, 2011	December 31, 2010
Long-term debt	$3,829.6	$3,596.3
Change in fair value related to hedged interest rate risks	19.6	26.8
Adjustment related to embedded derivatives	(38.8)	(67.5)
Financing fees, net of amortization	(46.2)	(42.2)

	3,764.2	3,513.4
Less current portion	14.6	30.1

	$3,749.6	$3,483.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value.

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of September 30, 2011 and December 31, 2010	123,602,807	$1,752.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans of the parent corporation, the Corporation and its subsidiaries, for the nine-month period ended September 30, 2011:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2010:	502,381	$23.38
Granted	48,148	35.09

As of September 30, 2011	550,529	$24.40

Vested options as of September 30, 2011	379,448	$23.55

Quebecor Media
As of December 31, 2010:	3,515,668	$42.69
Granted	114,000	50.18
Exercised	(453,409)	40.74
Cancelled	(115,033)	45.67

As of September 30, 2011	3,061,226	$43.15

Vested options as of September 30, 2011	951,482	$42.13

TVA Group
As of December 31, 2010 and September 30, 2011	833,610	$16.35

Vested options as of September 30, 2011	603,866	$16.95

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. As of September 30, 2011, 288,649 units awarded to participants in Quebecor Media were outstanding under this plan at an average exercise price of $31.33.

During the three-month period ended September 30, 2011, 138,515 stock options of Quebecor Media were exercised for a cash consideration of $1.2 million (222,207 stock options for $2.8 million in 2010). During the nine-month period ended September 30, 2011, 453,409 stock options were exercised for a cash consideration of $4.2 million (367,301 stock options for $4.3 million in 2010).

For the respective three-month and nine-month periods ended September 30, 2011, a net charge of $3.1 million and a net reversal of the consolidated charge in the amount of $4.0 million related to all stock-based compensation plans were recorded (net charges of $3.2 million and $12.7 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2009, as previously reported under Canadian GAAP	$(1.4)	$(18.7)	$—	$(20.1)
IFRS adjustments	1.4	—	—	1.4

Balance as of January 1, 2010	—	(18.7)	—	(18.7)
Other comprehensive income	(1.8)	87.5	(1.7)	84.0

Balance as of September 30, 2010	(1.8)	68.8	(1.7)	65.3
Other comprehensive loss	(1.1)	(41.3)	(42.9)	(85.3)

Balance as of December 31, 2010	(2.9)	27.5	(44.6)	(20.0)
Other comprehensive income	1.6	6.9	(0.1)	8.4

Balance as of September 30, 2011	$(1.3)	$34.4	$(44.7)	$(11.6)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 1/2-year period.

14.	COMMITMENTS

On September 1, 2011, Quebecor Media finalized an agreement with Québec City, under which it obtained the management and naming rights for a 25-year period related to the arena to be constructed in Québec City. The agreement includes, among other terms, a commitment from Quebecor Media to pay $33.0 million in 2015 for the naming rights to the site of the future facility, a lease for an initial period of 25 years with annual rental payments of approximately $3.0 million, as well as other conditions. The financial commitment from the Corporation could potentially increase in the event that an agreement to operate a National Hockey League franchise occurs in the future.

15.	TRANSITION TO IFRS

These consolidated financial statements are prepared in accordance with IFRS (note 1). The date of the opening balance sheet under IFRS and the Corporation’s date of transition to IFRS is January 1, 2010.

The Corporation is required to establish IFRS accounting policies as of the transition date and, in general, to apply these retrospectively to determine the IFRS opening balance sheet at January 1, 2010. Descriptions of applicable exemptions and exceptions under IFRS to this general principle of retrospective application, together with the Corporation’s elections, are set out in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011. This note also presents a reconciliation of the 2010 financial figures prepared under Canadian GAAP to the 2010 financial figures prepared under IFRS, including a reconciliation of the consolidated statements of income, comprehensive income and cash flows for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and equity as of January 1, 2010 and as of December 31, 2010, together with additional annual disclosures under IFRS considered to be material.

The following tables present the reconciliation of the consolidated statements of income, comprehensive income and cash flows for the three-month and nine-month periods ended September 30, 2010, as well as a reconciliation of equity as of September 30, 2010.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(a)	Reconciliation of the consolidated statements of income and comprehensive income for the three-month period ended September 30, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Revenues		$969.9	$—	$969.9
Cost of sales, selling and administrative expenses	(i), (ii)	641.1	(2.7)	638.4
Amortization	(iv)	97.8	(0.5)	97.3
Financial expenses	(iii)	62.4	11.1	73.5
Gain on valuation and translation of financial instruments		(79.0)	—	(79.0)
Restructuring of operations, impairment of assets and other special items	(v)	22.6	(10.0)	12.6

Income before income taxes and non-controlling interests		225.0	2.1	227.1
Income taxes	(ix)	62.9	0.9	63.8

		162.1	1.2	163.3
Non-controlling interests	(x)	(2.8)	2.8	—

Net income		$159.3	$4.0	$163.3

Other comprehensive income	(i), (ix), (x)	(2.9)	(1.0)	(3.9)

Comprehensive income		$156.4	$3.0	$159.4

Net income attributable to:
Shareholders		$159.3	$1.3	$160.6
Non-controlling interests	(x)		2.7	2.7

Comprehensive income attributable to:
Shareholders		$156.4	$0.7	$157.1
Non-controlling interests	(x)		2.3	2.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(b)	Reconciliation of the consolidated statements of income and comprehensive income for the nine-month period ended September 30, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Revenues		$2,912.0	$—	$2,912.0
Cost of sales, selling and administrative expenses	(i), (ii)	1,929.3	(2.8)	1,926.5
Amortization	(iv)	278.1	(0.8)	277.3
Financial expenses	(iii)	193.2	33.1	226.3
Gain on valuation and translation of financial instruments		(69.7)	—	(69.7)
Restructuring of operations, impairment of assets and other special items	(v)	26.0	(12.3)	13.7
Loss on debt refinancing		12.3	—	12.3

Income before income taxes and non-controlling interests		542.8	(17.2)	525.6
Income taxes	(ix)	140.3	(1.6)	138.7

		402.5	(15.6)	386.9
Non-controlling interests	(x)	(9.0)	9.0	—

Net income		$393.5	$(6.6)	$386.9

Other comprehensive income	(i), (ix), (x)	85.7	(3.0)	82.7

Comprehensive income		$479.2	$(9.6)	$469.6

Net income attributable to:
Shareholders		$393.5	$(15.4)	$378.1
Non-controlling interests	(x)		8.8	8.8

Comprehensive income attributable to:
Shareholders		$479.2	$(17.1)	$462.1
Non-controlling interests	(x)		7.5	7.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(c)	Reconciliation of consolidated statements of cash flows for the three-month and nine-month periods ended September 30, 2010

For the respective three-month and the nine-month periods ended September 30, 2010, the adoption of IFRS resulted in a decrease of $11.1 million and $33.1 million of cash flows used in investing activities and in an equivalent decrease of cash flows provided by operating activities in the consolidated statement of cash flows. These adjustments relate to borrowing costs previously capitalized to property, plant and equipment and to intangible assets, under Canadian GAAP (note 15 (iii).

(d)	Reconciliation of equity as of September 30, 2010

	Explanation		September 30, 2010
Shareholders’ equity under Canadian GAAP			$2,847.5
IFRS adjustments:
Defined benefit plans	(i	)	(114.5)
Share-based compensation	(ii	)	(17.0)
Borrowing costs	(iii	)	(98.2)
Capitalized pre-operating losses	(iv	)	(9.2)
Provisions	(v	)	(1.0)
Intangible assets with indefinite useful lives	(vi	)	15.5
Income taxes	(ix	)	79.8
Other			0.3

			(144.3)
Non-controlling interests	(x	)	123.4

Equity under IFRS			$2,826.6

Equity attributable to:
Shareholders			$2,701.5
Non-controlling interests	(x	)	125.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(e)	Reconciliation of comprehensive income for the three-month and nine-month periods ended September 30, 2010

	Explanation	Three months ended September 30, 2010	Nine months ended September 30, 2010
Comprehensive income under Canadian GAAP		$156.4	$479.2
IFRS adjustments to net income:
Borrowing costs	(iii)	(10.7)	(32.7)
Provisions	(v)	10.0	10.0
Other	(i), (ii), (iv), (v), (ix)	1.9	7.1
Non-controlling interests	(x)	2.8	9.0

		4.0	(6.6)
IFRS adjustments to other comprehensive income:
Defined benefit plans	(i)	(1.4)	(4.2)
Income taxes	(ix)	0.4	1.2

		(1.0)	(3.0)

Comprehensive income under IFRS		$159.4	$469.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

The significant differences between the 2010 financial figures prepared under Canadian GAAP and these figures prepared under IFRS are explained as follows:

(i)	Defined benefit plans

As stated in the section “IFRS 1 exemptions and exceptions” in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected to recognize all cumulative actuarial gains and losses under Canadian GAAP that existed as of January 1, 2010 in the opening deficit under IFRS for all of its defined benefit plans.

Actuarial gains and losses

Under IFRS, the Corporation elected to immediately recognize all actuarial gains and losses arising after January 1, 2010 as a component of other comprehensive income without recycling those gains or losses to the consolidated statement of income in subsequent periods. As a result, actuarial gains and losses are not amortized to the statement of income but rather are recorded directly to other comprehensive income at the end of each reporting period. Under Canadian GAAP, the Corporation was recording in the consolidated statements of income any cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the defined benefit obligation, or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

Past service costs

Under IFRS, past service costs are recognized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized over the expected average remaining service period of the active employee group covered by the plans.

Benefit asset limit and minimum funding liability

Under IFRS, recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability. Since the Corporation has elected to recognize actuarial gains or losses arising after January 1, 2010 in other comprehensive income, changes in the net benefit asset limit or in the minimum funding adjustment arising after the transition date are also recognized in other comprehensive income. Under Canadian GAAP, a similar concept to the limit existed, although the calculation of the recoverable amount was different and changes in the valuation allowance were recognized in the consolidated statement of income. As for the minimum funding liability, there was no such concept under Canadian GAAP.

(ii)	Share-based compensation

Under IFRS, the liability related to share-based awards that call for settlement in cash or other assets must be measured at its fair value and is to be re-measured at its fair value at the end of each reporting period. Under Canadian GAAP, the liability was measured and re-measured at each reporting date at the intrinsic values of the stock-based awards instead of at their fair values.

Under IFRS, when a share-based payment vests in instalments over a vesting period (“graded vesting”), each instalment is accounted for as a separate arrangement as compared to Canadian GAAP, which gave the choice of treating the instruments as a pool, with the measurement being determined using the average life of the awards granted.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(iii)	Borrowing costs

As stated in the section “IFRS exemptions and exceptions” in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected to adopt IAS 23R prospectively from January 1, 2010. Accordingly, all capitalized interest costs under Canadian GAAP related to projects that began prior to January 1, 2010 were reclassified to opening deficit at transition and are expensed in 2010 under IFRS.

(iv)	Capitalized pre-operating losses

Under IFRS, certain costs that were capitalized under Canadian GAAP are not permitted to be accounted for as part of the cost of property, plant and equipment. As a result, incidental losses attributable to self-constructed assets capitalized prior to commercial operation were derecognized from the net carrying amount of the assets and reclassified to opening deficit on transition under IFRS.

(v)	Provisions

IFRS specifically provides for the accrual of an onerous contract when an unavoidable loss from fulfilling the obligations under the contract is probable, including any penalties arising from early termination. Under Canadian GAAP, a liability for costs to terminate a contract before the end of its term would have been recognized only when the contract had been terminated in accordance with the contract terms, or when the use of the right conveyed by the contract had ceased. As a result, certain additional provisions have been recognized under IFRS as of January 1, 2010. In addition, provisions must be presented separately in the balance sheet under IFRS.

(vi)	Intangible assets with indefinite useful lives

Under IFRS, indefinite lived assets are not amortized, while under Canadian GAAP, they were amortized until January 1, 2002. Accordingly, the Corporation has reversed amortization previously recognized on its broadcasting licences in its opening deficit at the transition date.

(vii)	Related party transactions

Under IFRS, no particular recognition or measurement requirements for related party transactions exist; accordingly, the recognition and measurement of related party transactions must follow existing IFRS standards that apply to the transaction. Under Canadian GAAP, related party transactions could be recognized at the carrying amount of the assets being transferred or at the exchange amount, depending on certain criteria. As stated in the section “IFRS 1 exemptions and exceptions” in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected not to restate any business combinations arising before January 1, 2010, including those entered into between companies under common control. In addition, transfers of assets that had been recognized at the carrying amount under Canadian GAAP were restated to their exchange amounts, as allowed under IFRS.

(viii)	Translation gains or losses related to net investments in foreign operations

As stated in section “IFRS 1 exemptions and exceptions” in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected to reset all cumulative translation gains and losses related to investments in foreign operations to zero in its opening deficit as at the transition date.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(ix)	Income taxes

The expected manner of recovery of intangible assets with indefinite useful lives for purposes of calculating deferred income taxes is different under IFRS than under Canadian GAAP. This difference resulted in a reduction of the deferred income tax liability related to these assets at transition.

Other adjustments to income taxes represent the tax impacts of other IFRS adjustments.

In addition, deferred income tax assets and liabilities are presented as non-current items under IFRS, even if it is anticipated that they will be realized in the short term.

(x)	Non-controlling interests

Under IFRS, non-controlling interests are presented as a separate component of equity in the balance sheet instead of being presented as a separate component between liabilities and equity under Canadian GAAP. In the statements of income and comprehensive income under IFRS, net income and comprehensive income are calculated before non-controlling interests and are then attributed to shareholders and non controlling interests. Under Canadian GAAP, non-controlling interests were presented as a component of net income and comprehensive income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Chief Financial Officer

Date: November 10, 2011